UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   JULY 15, 2005                      /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

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NEWS RELEASE                                                       JULY 15, 2005

                           AMERA EXPLORATION OVERVIEW

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to provide an exploration overview on its projects in Peru, Argentina and Nevada. Exploration programs are currently underway in both Peru and Nevada with results expected over the coming weeks. Through Amera's close association with The Grosso Group's network of industry contacts, Amera has grown its property portfolio to over 450 square kilometers in three countries over the past two years.

In each country of operation, Peru, Argentina and Nevada, the Company's management has established strong personal and business relationships that provide superior access to exploration projects. Amera is focused on continued exploration of its property holdings and conducting an ongoing review of new projects to add to its portfolio. Below is a brief overview of the Company's network of contacts and ongoing exploration activities:

PERU

Amera's network in Peru is a result of management's experience in that country for over a decade. The Company's contact base in Peru exists at all levels of business and government. Numerous new opportunities and exploration projects are submitted to Amera's exploration team to review. The Grosso Group's network and business experience in Peru have made exploration in the country a top priority for Amera.

A 30 person exploration team is currently on the Company's Esperanza gold project in Arequipa, Peru, where six gold targets have been identified to date, including an epithermal alteration zone with anomalous gold extending for more than one kilometre along an incised river valley and occurring over a minimum of 150 metres of vertical thickness.

Also ongoing in Peru, Amera has optioned the 800 hectare Cruz de Mayo project in southern Cuzco Department and has staked an additional 2,200 hectares in the area surrounding the western and northern sides of the property. A total of 52 rock samples, including both chip and grab samples, have been collected on the project to date. Assays range from below detection levels up to 14.4 g/t gold from a one meter chip sample and average 800 ppb gold. Dr. David A. Terry, P.Geo., VP Exploration, is Amera's Qualified Person for the Cruz de Mayo property in compliance with National Instrument 43-101.

Amera has a country-wide property evaluation and project generation program through which the Company will continue to expand its land package.

NEVADA

Amera's entry into exploration in Nevada comes as a result of management's long association with Steve Jones, M.Sc., COG, a well-respected geologist with an impressive history of discoveries in Nevada. Mr. Jones was involved in the discovery of the Pipeline deposit (10,000,000 ounces of gold) on the Battle Mountain-Eureka trend in Central Nevada, and played a key role in the discoveries of the Gemfield (+1 million ounces), Midway (250,000 ounces) and the Castle (200,000 ounces of gold) deposits located within the Walker Lane belt. Mr. Jones directed the regional program of mapping and sampling which resulted in Amera's staking of the Roy and Hills gold projects which are located on the Walker Lane Mineral Belt.


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Amera Resources Corporation                                        July 15, 2005
News Release                                                              Page 2
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Detailed  surface  sampling,  mapping and ground magnetics have identified drill targets on both the Roy and Hills projects. A follow-up program is currently underway to evaluate further targets in the district. On the Roy property a gold-silver epithermal system is hosted within an alteration zone that outcrops over a 2.25 square kilometre area. One sample of float material collected from the central portion of the claim group assayed 41.5 g/t gold (1.2 oz/ton); gold values from surface rock sampling to date range between 30 to 600 ppb. The Hills property is located 7 kilometers to the northwest of the Roy property and hosts a prospective silver-gold epithermal system within a 1 kilometre by 500 metre alteration area. Rock chip sampling has returned values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold.

ARGENTINA

Amera's management team became one of the early pioneers in Argentina in 1993 through their involvement with IMA Exploration Inc. Management has an outstanding network in that country and has made two major discoveries with IMA: the world-class 300 million ounce Navidad silver deposit (IMA Exploration Inc.) and the 1.2 millon ounce Gualcamayo gold deposit (in partnership with Viceroy Exploration Ltd. in 1996-1998). Management has also worked closely in Joint Venture agreements with Barrick Gold Corp. and Rio Tinto Mining.

On the Mogote project, recent drilling has confirmed the presence of a large copper gold porphyry system on the project. Mogote demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits.

Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Noranda/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). Placer Dome's 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.

The Company has entered into a consulting agreement whereby the Consultant shall provide public relations advisory services to the Company inclusive, but not limited to, completing a comprehensive communications program to introduce the Company to German-speaking financial audiences of Europe. In consideration for the services, the Company will pay to Pascal Geraths Gesellschaft Fur Presse-Und Offentlichkeitsarbeit MBH Company No. 26158A (owned and operated by Pascal Geraths) (the "Consultant") a fee in the amount of 7,500 Euros per month and reimburse all reasonable expenses The term of the agreement is six months commencing on July 15, 2005, subject to a 30-day termination clause by either party. This agreement is subject to regulatory approval.

Amera is leveraging its extensive contact network, is actively exploring in Argentina, Peru and Nevada and continues to negotiate for the acquisition of additional properties in the Americas. The Company also enjoys a close association with The Grosso Group, giving the Company exposure to an extensive array of mineral opportunities and access to the Group's global financial network. The Grosso Group has enjoyed tremendous success in the exploration field, most notably with IMA Exploration Inc., and is comprised of a team of seasoned professionals led by Mr. Joseph Grosso. This affiliation enables Amera to fast track its property acquisition and exploration strategies.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
INFO@AMERARESOURCES.COM, or visit the Company's web site at HTTP://WWW.AMERARESOURCES.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2005 NUMBER 14


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